Exhibit 99.4

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Third Quarter 2016 Financial Results

SHANGHAI, November 10, 2016 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the third quarter of 2016 ended September 30, 2016.

Third Quarter 2016 Highlights:

•	Total revenues increased 13.3% over Q3 2015 to RMB595.0 million (US$89.2 million), at the top of the Company’s guidance range

•	Online recruitment services revenues increased 16.5% over Q3 2015 to RMB398.5 million (US$59.8 million)

•	Other human resource related revenues increased 8.2% over Q3 2015 to RMB196.6 million (US$29.5 million), which reflected the impact of a value-added tax (“VAT”) policy change effective May 1, 2016

•	Gross margin of 71.5% compared with 71.2% in Q3 2015

•	Income from operations increased 8.9% over Q3 2015 to RMB146.8 million (US$22.0 million)

•	Fully diluted earnings per share were RMB1.84 (US$0.28)

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB2.89 (US$0.43), exceeding the Company’s guidance range

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Strategic initiatives we began last year to dedicate efforts and resources to increasing online customer engagement and spending continue to make solid progress. In addition to average revenue per unique employer realizing its sixth consecutive period of year-over-year improvement, we also saw a faster pace of customer count growth in the third quarter. The cross-selling of our other value-added HR services, especially our HR outsourcing services, maintained good momentum, although revenue recognition, and thus comparisons to prior periods, have been and will continue to be impacted by the VAT transition until mid-2017. Looking forward, we stay focused on strengthening our value proposition to both job seekers and employers with a wider range of services, and further cementing our market leadership in the HR industry in China.”

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 2

Third Quarter 2016 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2016 were RMB595.0 million (US$89.2 million), an increase of 13.3% from RMB525.0 million for the same quarter in 2015.

Online recruitment services revenues for the third quarter of 2016 were RMB398.5 million (US$59.8 million), representing a 16.5% increase from RMB342.0 million for the same quarter of the prior year. The growth was driven by an increase in the number of unique employers utilizing the Company’s online services as well as the realization of higher revenue per unique employer. The number of unique employers increased 13.1% to 334,401 in the third quarter of 2016 compared with 295,683 in the same quarter of the prior year due to new customer additions. Although the pricing of like-for-like services was generally unchanged over the past year, average revenue per unique employer increased 3.0% in the third quarter of 2016 as compared with the same quarter in 2015 primarily due to improved up-selling efforts that resulted in the purchase of multiple and/or higher value online services by customers.

Print advertising revenues for the third quarter of 2016 was nil. As of December 31, 2015, the Company had ceased all print advertising services.

Other human resource related revenues for the third quarter of 2016 increased 8.2% to RMB196.6 million (US$29.5 million) from RMB181.6 million in the same quarter of 2015. The increase was primarily due to greater usage of business process outsourcing services. However, this growth was partially offset by the impact from the implementation of a VAT policy change effective May 1, 2016 that resulted in a reduction in the amount of revenues recorded.

Gross profit for the third quarter of 2016 increased 15.3% to RMB421.5 million (US$63.2 million) from RMB365.4 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 71.5% in the third quarter of 2016 compared with 71.2% in the same quarter in 2015.

Operating expenses for the third quarter of 2016 increased 19.1% to RMB274.6 million (US$41.2 million) from RMB230.6 million for the same quarter of 2015. Sales and marketing expenses for the third quarter of 2016 increased 23.8% to RMB204.5 million (US$30.7 million) from RMB165.2 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater advertising expenses. General and administrative expenses for the third quarter of 2016 increased 7.3% to RMB70.1 million (US$10.5 million) from RMB65.4 million for the same quarter of the prior year primarily due to higher employee compensation and office expenses.

Income from operations for the third quarter of 2016 increased 8.9% to RMB146.8 million (US$22.0 million) from RMB134.9 million for the third quarter of 2015. Operating margin, which is income from operations as a percentage of net revenues, was 24.9% in the third quarter of 2016 compared with 26.3% in the same quarter of 2015. Excluding share-based compensation expense, operating margin was 28.5% in the third quarter of 2016 compared with 30.2% in the same quarter of 2015.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 3

The Company recognized a loss from foreign currency translation of RMB0.02 million (US$0.003 million) in the third quarter of 2016 compared with RMB35.2 million in the third quarter of 2015 primarily due to the impact of the change in exchange rate between the Renminbi and the US dollar on the Company’s US dollar cash deposits and US dollar-denominated convertible senior notes issued in 2014.

In the third quarter of 2016, the Company recognized a mark-to-market, non-cash loss of RMB42.5 million (US$6.4 million) associated with a change in the fair value of convertible senior notes compared with a gain of RMB54.5 million in the third quarter of 2015.

Other income in the third quarter of 2016 included local government financial subsidies of RMB23.0 million (US$3.4 million) compared with RMB16.0 million in the third quarter of 2015.

Net income attributable to 51job for the third quarter of 2016 was RMB108.0 million (US$16.2 million) compared with RMB165.9 million for the same quarter in 2015. Fully diluted earnings per share for the third quarter of 2016 were RMB1.84 (US$0.28) compared with RMB2.62 for the same quarter in 2015.

In the third quarter of 2016, total share-based compensation expense was RMB21.4 million (US$3.2 million) compared with RMB20.1 million in the third quarter of 2015.

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the third quarter of 2016 was RMB171.9 million (US$25.8 million) compared with RMB166.8 million for the third quarter of 2015. Non-GAAP adjusted fully diluted earnings per share were RMB2.89 (US$0.43) in the third quarter of 2016 compared with RMB2.82 in the third quarter of 2015.

Nine Months 2016 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2016 were RMB1,678.5 million (US$251.7 million), an increase of 12.6% from RMB1,491.1 million for the same period in 2015. Income from operations for the nine months ended September 30, 2016 increased 5.6% to RMB402.1 million (US$60.3 million) from RMB380.7 million for the same period in 2015.

Net income attributable to 51job for the nine months ended September 30, 2016 was RMB362.5 million (US$54.4 million) compared with RMB476.2 million for the same period in 2015. Fully diluted earnings per share for the nine months ended September 30, 2016 was RMB6.22 (US$0.93) compared with RMB7.33 for the same period in 2015.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 4

Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the nine months ended September 30, 2016 was RMB503.3 million (US$75.5 million) compared with RMB490.8 million for the nine months ended September 30, 2015. Non-GAAP adjusted fully diluted earnings per share were RMB8.51 (US$1.28) for the nine months ended September 30, 2016 compared with RMB8.25 in the same period in 2015.

As of September 30, 2016, cash and short-term investments totaled RMB5,635.3 million (US$845.1 million) compared with RMB4,950.9 million as of December 31, 2015. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook

Based on current market conditions and factoring in the VAT policy change, the Company’s total revenues target for the fourth quarter of 2016 is in the estimated range of RMB680 million to RMB700 million (US$102.0 million to US$105.0 million). Excluding share-based compensation expense, any gain or loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2016 is in the estimated range of RMB3.05 to RMB3.25 (US$0.46 to US$0.49) per share. The Company expects total share-based compensation expense in the fourth quarter of 2016 to be in the estimated range of RMB22 million to RMB23 million (US$3.3 million to US$3.4 million).

VAT Policy Change

Effective May 1, 2016, in accordance with recently announced regulations by the PRC Ministry of Finance and State Administration of Taxation, VAT replaced business tax in all industries in China. Because the business tax-to-VAT transition for the Company’s online recruitment services revenues was completed in 2015, the recently announced regulations primarily affected the Company’s other human resource related revenues. The Company ceased paying business tax on total revenues and instead started paying VAT on May 1, 2016. The Company expects its other human resource related revenues will be negatively affected due to this policy change, which will impact the direct comparability between future and previously reported total revenue and net revenue figures.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.6685 to US$1.00, the noon buying rate on September 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 5

Conference Call Information

Management will hold a conference call at 8:00 p.m. Eastern Time on November 10, 2016 (9:00 a.m. Beijing / Hong Kong time zone on November 11, 2016) to discuss its third quarter 2016 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 3103905 and the following telephone numbers:

US: +1-800-263-0877

Hong Kong: +852-3018-8767

International: +1-719-457-1036

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 6

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, and http://www.51jingying.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 7

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	September 30, 2015	September 30, 2016	September 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	341,989	398,475	59,755
Print advertising	1,339	—	—
Other human resource related revenues	181,649	196,558	29,476
Total revenues	524,977	595,033	89,231
Less: Business tax and surcharges	(11,639)	(5,746)	(862)
Net revenues	513,338	589,287	88,369
Cost of services (Note 2)	(147,917)	(167,827)	(25,167)
Gross profit	365,421	421,460	63,202
Operating expenses:
Sales and marketing (Note 3)	(165,192)	(204,514)	(30,669)
General and administrative (Note 4)	(65,364)	(70,124)	(10,516)
Total operating expenses	(230,556)	(274,638)	(41,185)
Income from operations	134,865	146,822	22,017
Loss from foreign currency translation	(35,213)	(18)	(3)
Interest and investment income, net	24,235	12,749	1,912
Change in fair value of convertible senior notes	54,484	(42,523)	(6,377)
Other income, net	17,531	25,011	3,751
Income before income tax expense	195,902	142,041	21,300
Income tax expense	(30,058)	(34,175)	(5,125)
Net income	165,844	107,866	16,175
Net loss attributable to non-controlling interests	84	135	20
Net income attributable to 51job, Inc.	165,928	108,001	16,195

Net income	165,844	107,866	16,175
Foreign currency translation adjustments	593	110	16
Comprehensive income	166,437	107,976	16,191
Earnings per share:
Basic	2.87	1.85	0.28
Diluted (Note 5)	2.62	1.84	0.28
Weighted average number of common shares outstanding:
Basic	57,836,280	58,236,116	58,236,116
Diluted	62,296,242	58,613,908	58,613,908

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6685 to US$1.00 on September 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,228 and RMB3,424 (US$513) for the three months ended September 30, 2015 and 2016, respectively.

(3) Includes share-based compensation expense of RMB2,775 and RMB2,942 (US$441) for the three months ended September 30, 2015 and 2016, respectively.

(4) Includes share-based compensation expense of RMB14,146 and RMB15,002 (US$2,250) for the three months ended September 30, 2015 and 2016, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,815, change in fair value of convertible notes of RMB54,484 and foreign currency translation loss of RMB43,118 related to the convertible senior notes to the numerator of net income attributable to 51job for the three months ended September 30, 2015. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended September 30, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the three months ended September 30, 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 8

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Nine Months Ended
	September 30, 2015	September 30, 2016	September 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	987,844	1,123,383	168,461
Print advertising	4,950	—	—
Other human resource related revenues	498,276	555,160	83,251
Total revenues	1,491,070	1,678,543	251,712
Less: Business tax and surcharges	(33,958)	(27,207)	(4,080)
Net revenues	1,457,112	1,651,336	247,632
Cost of services (Note 2)	(400,252)	(462,554)	(69,364)
Gross profit	1,056,860	1,188,782	178,268
Operating expenses:
Sales and marketing (Note 3)	(482,444)	(580,226)	(87,010)
General and administrative (Note 4)	(193,682)	(206,452)	(30,959)
Total operating expenses	(676,126)	(786,678)	(117,969)
Income from operations	380,734	402,104	60,299
Loss from foreign currency translation	(34,797)	(1,326)	(199)
Interest and investment income, net	70,530	45,308	6,794
Change in fair value of convertible senior notes	85,344	(73,535)	(11,027)
Other income, net	62,786	89,387	13,404
Income before income tax expense	564,597	461,938	69,271
Income tax expense	(88,473)	(100,064)	(15,005)
Net income	476,124	361,874	54,266
Net loss attributable to non-controlling interests	84	673	101
Net income attributable to 51job, Inc.	476,208	362,547	54,367

Net income	476,124	361,874	54,266
Other comprehensive income:
Foreign currency translation adjustments	588	403	60
Comprehensive income	476,712	362,277	54,326
Earnings per share:
Basic	8.24	6.25	0.94
Diluted (Note 5)	7.33	6.22	0.93
Weighted average number of common shares outstanding:
Basic	57,808,997	57,977,857	57,977,857
Diluted	62,649,985	58,331,573	58,331,573

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6685 to US$1.00 on September 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB10,431 and RMB10,562 (US$1,584) for the nine months ended September 30, 2015 and 2016, respectively.

(3) Includes share-based compensation expense of RMB8,968 and RMB9,079 (US$1,362) for the nine months ended September 30, 2015 and 2016, respectively.

(4) Includes share-based compensation expense of RMB45,711 and RMB46,282 (US$6,940) for the nine months ended September 30, 2015 and 2016, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB25,995, change in fair value of convertible senior notes of RMB85,344 and foreign currency translation loss of RMB42,394 related to the convertible senior notes to the numerator of net income attributable to 51job for the nine months ended September 30, 2015. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the nine months ended September 30, 2015. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the nine months ended September 30, 2016 because the effect would be anti-dilutive.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 9

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2015	September 30, 2016	September 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	195,902	142,041	21,300
Add back: Share-based compensation	20,149	21,368	3,204
Add back: Loss from foreign currency translation	35,213	18	3
Add back: Change in fair value of convertible senior notes	(54,484)	42,523	6,377
Non-GAAP income before income tax expense	196,780	205,950	30,884
GAAP income tax expense	(30,058)	(34,175)	(5,125)
Tax effect of non-GAAP line items	2	(3)	-
Non-GAAP income tax expense	(30,056)	(34,178)	(5,125)
Non-GAAP adjusted net income	166,724	171,772	25,759
Non-GAAP adjusted net income attributable to 51job, Inc.	166,808	171,907	25,779
Non-GAAP adjusted earnings per share:
Basic	2.88	2.95	0.44
Diluted (Note 2)	2.82	2.89	0.43
Weighted average number of common shares outstanding:
Basic	57,836,280	58,236,116	58,236,116
Diluted	62,296,242	62,649,580	62,649,580

	For the Nine Months Ended
	September 30, 2015	September 30, 2016	September 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	564,597	461,938	69,271
Add back: Share-based compensation	65,110	65,923	9,886
Add back: Loss from foreign currency translation	34,797	1,326	199
Add back: Change in fair value of convertible senior notes	(85,344)	73,535	11,027
Non-GAAP income before income tax expense	579,160	602,722	90,383
GAAP income tax expense	(88,473)	(100,064)	(15,005)
Tax effect of non-GAAP line items	2	8	1
Non-GAAP income tax expense	(88,471)	(100,056)	(15,004)
Non-GAAP adjusted net income	490,689	502,666	75,379
Non-GAAP adjusted net income attributable to 51job, Inc.	490,773	503,339	75,480
Non-GAAP adjusted earnings per share:
Basic	8.49	8.68	1.30
Diluted (Note 3)	8.25	8.51	1.28
Weighted average number of common shares outstanding:
Basic	57,808,997	57,977,857	57,977,857
Diluted	62,649,985	62,367,245	62,367,245

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6685 to US$1.00 on September 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,815 and RMB9,353 (US$1,403) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended September 30, 2015 and 2016, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended September 30, 2015 and 2016.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB25,995 and RMB27,679 (US$4,151) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the nine months ended September 30, 2015 and 2016, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the nine months ended September 30, 2015 and 2016.

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51job, Inc. Reports Third Quarter 2016 Financial Results November 10, 2016 Page 10

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2015	September 30, 2016	September 30, 2016
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS
Current assets:
Cash	1,125,352	1,303,569	195,482
Restricted cash	13,059	8,417	1,262
Short-term investments	3,825,547	4,331,730	649,581
Accounts receivable (net of allowance of RMB3,290 and RMB2,763 as of December 31, 2015 and September 30, 2016, respectively)	97,880	90,253	13,534
Prepayments and other current assets	496,715	637,370	95,579
Deferred tax assets, current	1,745	1,282	192
Total current assets	5,560,298	6,372,621	955,630
Non-current assets:
Long-term investments	22,800	150,216	22,526
Property and equipment, net	559,404	532,764	79,893
Goodwill	217,394	217,394	32,600
Intangible assets, net	56,105	75,411	11,309
Other long-term assets	5,578	9,817	1,472
Deferred tax assets, non-current	683	880	132
Total non-current assets	861,964	986,482	147,932
Total assets	6,422,262	7,359,103	1,103,562
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	24,096	34,790	5,217
Salary and employee related accrual	84,185	93,125	13,965
Taxes payable	114,162	104,907	15,732
Advance from customers	563,621	673,120	100,940
Convertible senior notes, current	—	1,214,700	182,155
Other payables and accruals	349,974	491,145	73,652
Total current liabilities	1,136,038	2,611,787	391,661
Non-current liabilities:
Deferred tax liabilities, non-current	34,785	49,683	7,450
Convertible senior notes, non-current	1,108,877	—	—
Other long-term payables	8,450	—	—
Total non-current liabilities	1,152,112	49,683	7,450
Total liabilities	2,288,150	2,661,470	399,111
Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 58,944,631 and 59,927,985 shares issued and oustanding as of December 31, 2015 and September 30, 2016, respectively)	48	49	7
Additional paid-in capital	1,052,788	1,254,031	188,053
Statutory reserves	13,232	13,232	1,984
Accumulated other comprehensive income	2,422	2,825	424
Retained earnings	3,056,552	3,419,099	512,724
Total 51job, Inc. shareholders' equity	4,125,042	4,689,236	703,192
Non-controlling interests	9,070	8,397	1,259
Total equity	4,134,112	4,697,633	704,451
Total liabilities and equity	6,422,262	7,359,103	1,103,562

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.6685 to US$1.00 on September 30, 2016 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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